

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30, 2006	(Audited) December 31, 2005
ASSETS		
Current		
Cash	$ 13,828	$ 7,875
Amounts receivable	23,231	15,185
	37,059	23,060
Equipment – (Note 3)	12,137	13,793
Mineral properties	667,945	639,214
	$ 717,141	$ 676,067
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 535,370	$ 701,451
Due to related parties (Note 5)	370,646	427,809
	906,016	1,129,260
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – (Note 4)	13,302,133	12,981,633
Shares subscribed (Note 4)	141,159	23,824
Contributed surplus (Note 4)	1,344,573	1,146,867
Deficit	(14,976,740)	(14,605,517)
	(188,875)	(453,193)
	$ 717,141	$ 676,067

Commitments – (Notes 7)
Subsequent Events – (Note 8)

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond Roland" ", Director
Raymond Roland

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months and six months ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Administrative Expenses				
Accounting and audit	$ 10,688	$ 13,973	$ 11,888	$ 16,973
Amortization	827	1,154	1,655	2,309
Consulting fees – Note 5	3,780	12,640	7,420	29,428
Filing fees	2,359	4,870	14,542	7,647
Interest, foreign exchange	8,392	12,114	18,047	22,841
Legal – Note 5	1,940	-	7,466	20,943
Management fees	24,000	7,500	48,000	15,000
Office and miscellaneous	7,831	13,890	13,675	18,968
Rent	9,300	9,300	18,600	18,600
Shareholder communication	26,849	23,335	41,099	52,866
Transfer agent	993	1,354	2,046	2,584
Travel and promotion	13,724	5,030	18,906	7,246
Net loss before other item	(110,683)	(105,160)	(203,344)	(215,405)
Other item				
Non-cash compensation charge - Note 4	-	-	(197,706)	-
Previous years cost recoveries	29,827		29,827	-
Net loss for the period	(80,856)	(105,160)	(371,223)	(215,405)
Deficit, beginning of period	(14,895,884)	(13,890,195)	(14,605,517)	(13,779,950)
Deficit, end of period	$ (14,976,740)	$ (13,995,355)	$ (14,976,740)	$ (13,995,355)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and six months ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Operating Activities				
Net loss for the period	$ (80,856)	$ (105,160)	$ (371,223)	$ (215,405)
Add (deduct) items not affecting cash:				
Amortization	827	1,154	1,655	2,309
Non-cash compensation charge	-	-	197,706	-
Accrued and unpaid interest	8,392		18,047	
Accrued and unpaid management fees	24,000		48,000	
	(47,637)	(104,006)	(105,815)	(213,096)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(5,378)	14,271	(8,046)	10,633
Prepaid expenses	-	741	-	(5,214)
Accounts payable	(24,229)	122,376	(289,290)	173,546
	(77,244)	33,382	(403,151)	(34,131)
Investing Activities				
Acquisition of capital assets	-	-	-	-
Deferred exploration expenditures	(18,981)	(66,354)	(28,731)	(66,354)
	(18,981)	(66,354)	(28,731)	(66,354)
Financing Activities				
Issuance of common shares	-	250,000	320,500	250,000
Share subscriptions	105,050	(218,500)	117,335	(150,000)
	105,050	31,500	437,835	100,000
Increase (Decrease) in cash during the period	8,825	(1,472)	5,953	(485)
Cash, beginning of period	5,003	6,494	7,875	5,507
Cash, end of period	$ 13,828	$ 5,022	$ 13,828	$ 5,022
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2005 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2005 financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Ballad Exploration S.A., and TVX Minera Del Peru S.A., and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Note 2 Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Equipment

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 22,276	$ 4,691
Office equipment	17,983	10,537	7,446
	$ 44,950	$ 32,813	$ 12,137

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 20,341	$ 6,626
Office equipment	17,983	8,692	9,291
	$ 44,950	$ 29,033	$ 15,917

Note 4 Share Capital

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Shares	Accumulated	
	Quantity	Amount	Surplus	Subscribed	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2003	17,888,533	12,564,508	1,071,800	-	(13,226,310)	409,998
Shares issued for cash	475,000	95,000	-	-	-	95,000
Shares issued for property option	200,000	120,000	-	-	-	120,000
Shares subscribed	-	-	-	150,000	-	150,000
Stock based compensation	-	-	75,067	-	-	75,067
Loss for the year	-	-	-	-	(553,640)	(553,640)
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Shares subscribed	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	197,706	-	-	197,706
Shares subscribed	-	-	-	141,159	-	141,159
Loss for the year	-	-	-	-	(371,223)	(371,223)
Balance, June 30, 2006	24,792,005	13,302,133	1,344,573	141,159	(14,976,740)	(188,875)

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000 consisting of up to 18.75 million units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in cash.

Note 4 Share Capital - (cont'd)

As of March 3, 2006 the Company has completed the $320,500 portion of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units are restricted from trading until June 18, 2006. The Company anticipates closing the remainder of the private placement shortly.
As at June 30, 2006, $141,159 had been received in subscription shares.

Share Purchase Warrants

A summary of the status of the Company's warrants as of June 30, 2006 and 2005, and changes during the periods then ended is as follows:

	2006	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and June 30, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, June 30, 2006	6,228,472	$ 0.121

At June 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.150	May 16, 2007
4,006,250	0.105	March 3, 2008
6,228,472		

The weighted average remaining life of all outstanding warrants as of June 30, 2006 is 1.66 years (2005 - .33)

At June 30, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Note 4 Share Capital - (cont'd)

Share Purchase Warrants – (cont'd)

Number of Warrants	Exercise Price	Expiry Date
9,000,000	$0.22	August 15, 2005
1,264,667	$0.60	November 18, 2005
10,264,667		

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of June 30, 2006 and June 30, 2005 and changes during the periods then ended is presented below:

	June 30, 2006		June 30, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,788,853	$0.76	1,788,853	$0.76
Granted	2,078,575	0.25	-	-
Expired/cancelled	(1,788,853)	(0.80)	-	-
Outstanding and exercisable, end of period	2,078,575	$0.25	1,788,853	$0.76

The weighted average remaining life of all outstanding stock options is 1.58 years.

Note 4 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

At June 30, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

The Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended March 31, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	**2005**
Risk-free interest rate	3.25%	-
Dividend yield	-	-
Expected stock price volatility	94.7%	-
Weighted average expected stock option life	2 years	-

Note 5 Related Party Transactions

During the period ended June 30, 2006 and 2005, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2006	2005
Management fees	$ 48,000	$ 33,000
Interest	18,047	12,700
Legal	7,466	20,000
	$ 73,513	$ 65,700

Note 5 Related Party Transactions – (cont'd)

During the period ended June 30, 2006, an officer of the Company and a company controlled by an officer was accrued or paid $12,000 (2005 - $12,000) for geological consulting which is included in resource property costs.

At June 30, 2006, the Company owed $370,646 (2005 - $252,407) to directors of the Company and companies controlled by directors of the Company. Interest is payable on these unsecured amounts at the rate of 2% per month.

During the fiscal 2004, the Company entered into an option agreement with Global, a public company with a director in common.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 6 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Property and equipment by geographical segments are as follows:

	Canada	South America	Total
June 30, 2006			
Equipment	$ 12,137	$ -	$ 12,137
Mineral properties, including deferred costs	-	667,945	667,945
	$ 12,137	$ 667,945	$ 680,082

	Canada	South America	Total
June 30, 2005			
Equipment	$ 15,917	$ -	$ 15,917
Mineral properties, including deferred costs	317,517	622,127	939,644
	$ 333,434	$ 622,127	$ 955,561

	Canada	South America	Total
June 30, 2006			
Net loss	$ (371,223)	$ -	$ (371,223)

	Canada	South America	Total
June 30, 2005			
Net loss	$ (208,598)	$ (6,807)	$ (215,405)

Note 7 Commitments

The Company has committed to pay the following annual expenses, on a month to month basis, as follows:

(a) $37,200 per year in office rent;
(b) $36,000 per year in consulting fees to an officer of the Company.

Note 8 Subsequent Event

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Adonai copper property and the proposed acquisition of an interest in the Mina Suyoc silver and the Mina Verde silver properties. The properties are all located in South America.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

BACKGROUND

The following discussion and analysis, prepared as of August 28, 2006, should be read together with the unaudited consolidated financial statements for the six-months ended June 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Ballad Exploration S.A., and TVX Minera Del Peru S.A., and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month and six-month period ended June 30, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, August 28, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".
The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

	Resource Property, Argentina
Balance, December 31, 2005	$ 639,214
Acquisition Costs	
– cash	-
– shares	-
	-
Deferred Exploration Expenditures	
– geological consulting	28,731
	28,731
Balance, June 30, 2006	$ 667,945

Mineral Properties – Cont'd.

During fiscal 2005 the Company wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

Subsequent to March 31, 2006, on April 19, 2006, the Company announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

HISTORICAL OVERVIEW

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone

Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

On April 19, 2006, the Company announced that it continues to work towards a resolution.

During the year ended December 31, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina. During the three-months ended June 30, 2006 Ballad incurred $28,731 in deferred exploration costs.

Peruvian Properties

On January 18, 2006 the Company announced it was reviewing several exploration properties in Peru for acquisition.

On March 7, 2006 the Company entered into two option agreements providing for the option of two properties in Peru; the Mina Verde and Mina Suyoc copper-zinc-silver properties.

The properties lie on the Marañón Fold-Thrust Zone which runs along the Andes Mountain Range separating the eastern and western Cordilleras within South American. This fold-thrust structure is regionally related to several world class economic deposits including Yanacocha and Antamina. Both properties are in an area of considerable exploration potential containing a wealth of historic mining.

Both the Mina Verde Silver and Mina Suyoc Silver property areas have been historically worked dating back to South America's original miners, the Inca. Both lie within a geological assemblage favourable to economic mineralization on both a regional and local scale.

Locally, the area is home to numerous previous mines and the properties lie on strike with Morococha to the northwest, owned by Pan American Silver Corp., and Yauricocha, owned by Sociedad Mineral Corona S. A.

Both the Mina Verde Silver and Mina Suyoc Silver properties are located within an area of considerable potential to host economic skarn and vein related mineralization. Importantly, the unique combination of copper, zinc, lead and silver mineralization presents a possible exploration model similar to Peru's Antamina copper-zinc skarn deposit located within the Department of Ancash.

The Company has the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property and the Mina Suyoc Property by completing a feasibility study within 8 years and issuing to each a total of 1,250,000 common shares of the Company over 60 months.

Mineral Properties – Cont'd

ADONAI COPPER PROPERTY

On March 9, 2006, the Company agreed to an option to acquire the Adonai Copper Property in Peru.

The Adonai Copper Property covers an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

The Company will have the exclusive option to acquire a 75% interest in the Adonai Property by completing $500,000 U.S. in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in installments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, the Company will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study the Company will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 U.S. at any time.

With the Adonai acquisition, the Company continues to add to its expanding exploration activities in South America. The Adonai property is located near historical locations of copper and silver deposits signaling a mineral rich area, suitable for mineral discoveries.

Past exploration on the Adonai Copper Property suggests the property has good potential to host Copper, Zinc and lead mineralization.

The property includes a 25 kilometre area of influence clause.

Subsequent to June 30, 2006, on August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Adonai copper property and the proposed acquisition of an interest in the Mina Suyoc silver and the Mina Verde silver properties. The properties are all located in South America

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six-months ended June 30, 2006 and 2005, and last three audited fiscal years ended December 31, 2005, 2004 and 2003:

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

	Six months ended June 30, 2006	Six months ended June 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(371,223)	(215,405)	(825,567)	(553,640)	(1,922,319)
Basic and diluted loss per share	(0.01)	(0.01)	(0.04)	(0.03)	(0.19)
Total assets	717,141	978,571	676,067	920,430	874,401

RESULTS OF OPERATIONS

For the six-months ended June 30, 2006 the net loss was $371,223 or $0.01 per share compared to the net loss of $215,405 or $0.01 per share (72.3% increase) in 2005. The increase in the net loss of $155,818 was primarily due to $197,706 in non-cash compensation expense. The company recorded $197,706 non-cash compensation expense (2005: $Nil), which represents the estimated fair value of stock options granted during the period ended and to an increase in management fees of $15,000, filing fees of $6,895 due to SEDAR and TSX filing fees and travel and promotion of $11,660 due to PDAC attendance and trade shows. These increases were offset by the decrease of $13,477 in legal fees, $11,767 in shareholder communication expenses, $4,008 in consulting fees, accounting and audit of $5,085, office and miscellaneous of $5,293 and previous years cost recoveries of $29,827 with the balance of the decreases, $5,986 spread over the remainder of the expenses.

For the year ended December 31, 2005 the net loss was $825,567 or $0.04 per share compared to the net loss of $553,640 or $0.03 per share (49.1% increase) in 2004. The increase in the net loss of $271,927 was primarily due to write-off mineral property of $355,283 and to an increase in management fees of $52,500, interest of $25,136, $9,674 in office and miscellaneous, $5,384 in shareholder communication expenses and $4,643 in accounting and audit fees. These increases were offset by the decrease of $31,302 in legal fees, $75,067 in stock-based compensation expenses, $17,395 in travel and promotion, $7,091 in filing fees and a recovery of deferred income taxes of $47,875, with the balance of the increase, $1,963 spread over the remainder of the expenses.

RESULTS OF OPERATIONS

Current Quarter

For the three-months ended June 30, 2006 the net loss was $80,856 or $0.01 per share compared to the net loss of $105,160 or $0.01 per share (23% decrease) in 2005. The decrease in the net loss of $24,304 was primarily due to $29,827 in previous years cost recoveries and to decreases in accounting and audit expenses of $3,285 and office and miscellaneous by $6,059. These decreases were offset by the increase of $3,514 in shareholder communication expenses, $7,500 in management fees, $8, 694 in travel and promotion with the balance of the decreases of $4,841spread over the remainder of the expenses.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

RESULTS OF OPERATIONS – (Cont'd..)

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the six-months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		$	$	$	$
Accounting and audit fees	11,888	16,973	32,613	27,970	36,049
Increase (decrease) *	(29.96)	-	16.60	(22.41)	2.47
Amortization	1,655	2,309	4,434	4,737	2,757
Increase (decrease) *	(28.32)	-	(6.40)	71.82	79.84
Consulting fees	7,420	11,428	15,606	15,388	52,720
Increase (decrease) *	(35.07)	-	1.42	(70.81)	73.90
Filing fees	14,542	7,647	9,224	16,315	21,167
Increase (decrease) *	90.17	-	(43.46)	(22.92)	88.70
Interest	18,047	22,841	41,841	16,705	69,178
Increase (decrease) *	(20.99)	-	150.47	(75.85)	19.30
Legal	7,466	20,943	20,428	123,121	105,739
Increase (decrease) *	(64.26)	-	(83.41)	16.44	0.99
Management fees	48,000	33,000	118,500	66,000	66,000
Increase (decrease) *	45.45	-	79.50	-	-
Office and miscellaneous	13,675	18,968	62,427	52,753	48,964
Increase (decrease) *	(27.90)	-	18.34	7.74	141.83
Rent	18,600	18,600	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-
Shareholder communications	41,099	52,866	82,122	76,738	316,001
Increase (decrease) *	(22.26)	-	7.01	(75.72)	953.34
Stock based compensation	197,706	-	-	75,067	1,071,000
Increase (decrease) *	N/A	N/A	N/A	(93.00)	N/A
Transfer agent	2,046	2,584	4,851	5,229	6,098
Increase (decrease) *	(20.82)	-	7.23	(14.25)	118.56
Travel and promotion	18,906	7,246	17,522	34,917	84,249
Increase (decrease) *	160.92	-	(49.82)	(58.55)	558.97

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

BALLAD GOLD & SILVER LTD. **DRAFT**

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2006		2005				2004	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(290,367)	(80,856)	(110,245)	(105,160)	(77,653)	(532,509)	(103,596)	(175,227)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)

The net loss of $290,367 for the quarter ended March 31, 2006, increased compared to the net loss of $110,245 for the first quarter of the previous year which was mainly due to $197,706 stock-based compensation charge recorded by the Company which represented fair value of 2,078,575 share purchase options granted during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had a working capital deficiency of $868,957 (2005: $774,541).

Management anticipates raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

During the year ended December 31, 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000, composed of 18.75 million units at $0.08 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.105 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in shares and/or cash.

As of March 3, 2006 the Company had completed the $320,500 portion of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

LIQUIDITY AND CAPITAL RESOURCES – CONT'D

Company at a price of $0.105 per share. The units are restricted from trading until June 18, 2006. The Company anticipates closing the remainder of the private placement shortly.

As at June 30, 2006, $141,159 had been received in subscription shares.

At June 30, 2006, the Company held cash on hand of $13,828 (2005: $5,022) and liabilities totalled $906,016 (2005: $797,551).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Shares	Accumulated	
	Quantity	Amount	Surplus	Subscribed	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2003	17,888,533	12,564,508	1,071,800	-	(13,226,310)	409,998
Shares issued for cash	475,000	95,000	-	-	-	95,000
Shares issued for property option	200,000	120,000	-	-	-	120,000
Shares subscribed	-	-	-	150,000	-	150,000
Stock based compensation	-	-	75,067	-	-	75,067
Loss for the year	-	-	-	-	(553,640)	(553,640)
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Shares subscribed	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	197,706	-	-	197,706
Shares subscribed	-	-	-	141,159	-	141,159
Loss for the year	-	-	-	-	(371,223)	(371,223)
Balance, June 30, 2006	24,792,005	13,302,133	1,344,573	141,159	(14,976,740)	(188,875)

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2006

SHARE CAPITAL - CONT'D

Share Purchase Warrants

A summary of the status of the Company's warrants as of June 30, 2006 and 2005, and changes during the periods then ended is as follows:

	2006	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, March 31, 2006	6,228,472	$ 0.121

At June 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.150	May 16, 2007
4,006,250	0.105	March 3, 2008
6,228,472		

The weighted average remaining life of all outstanding warrants as of March 31, 2006 is 1.66 years (2005 - .33)

At June 30, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
9,000,000	$0.22	August 15, 2005
1,264,667	$0.60	November 18, 2005
10,264,667		

SHARE CAPITAL - CONT'D

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of June 30, 2006 and June 30, 2005 and changes during the periods then ended is presented below:

	June 30, 2006		June 30, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,788,853	$0.76	1,788,853	$0.76
Granted	2,078,575	0.25	-	-
Expired/cancelled	(1,788,853)	(0.80)	-	-
Outstanding and exercisable, end of period	2,078,575	$0.25	1,788,853	$0.76

The weighted average remaining life of all outstanding stock options is 1.58 years.

At June 30, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

SHARE CAPITAL - CONT'D

Stock Option Plan –Cont'd

The Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended March 31, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.25%	-
Dividend yield	-	-
Expected stock price volatility	94.7%	-
Weighted average expected stock option life	2 years	-

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2006 and 2005, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2006	2005
Management fees	$ 48,000	$ 33,000
Interest	18,047	12,700
Legal	7,466	20,000
	$ 73,513	$ 65,700

During the six months ended June 30, 2006, an officer of the Company and a company controlled by an officer was accrued or paid $12,000 (2005 - $12,000) for geological consulting which is included in resource property costs.

At June 30, 2006, the Company owed $370,646 (2005 - $252,407) to directors of the Company and companies controlled by directors of the Company. Interest is payable on these unsecured amounts at the rate of 2% per month.

During the fiscal 2004, the Company entered into an option agreement with Global, a public company with a director in common.

RELATED PARTY TRANSACTIONS – CONT'D

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties

OUTSTANDING SHARE DATA

As at August 28, 2006 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at August 28, 2006 totalled 24,792,005 shares, granted options to directors and employees totalling 2,078,575 shares at a weighted average exercise price of $0.25 per share and had 6,228,472 warrants outstanding at a weighted average exercise price of $0.121 per share.

RISKS AND UNCERTAINTIES

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2006

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2006

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer



BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

NEWS RELEASE ***August 16, 2006***

NEWS RELEASE

Ballad Gold & Silver Ltd. ("Ballad") BGS – TSX.V regrets to announce the sudden passing of Mr. John Halagan. "With a wealth of knowledge and experience Mr. Halagan and his wife Pat made a wonderful team contributing hard work, determination and wisdom to the success of a number of exploration companies where shareholders benefited from Mr. Halagan's valuable insights and sense of fairness. John was a wise, honourable and loyal friend and businessman who will be missed. On behalf of the Board of Directors, management and shareholders, I wish to express our condolences to Mr. Halagan's family." said President, Anthony J. Beruschi.

Mr. Halagan's position on the Board of Directors has been filled by his long time friend, Mr. Douglas B. Brooks.

BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

Per: ______________________________
Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB. at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.


BALLAD
gold & silver ltd.

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

NEWS RELEASE ***August 18, 2006***

NEWS RELEASE

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** announces that, at this time, it is not proceeding with the proposed acquisition of an interest in the Adonai Copper Property announced on March 22, 2006 and the proposed acquisition of an interest in the Mina Suyoc Silver and Mina Verde Silver Properties announced on March 8, 2006.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB.
at 604.682.7159 or 1.888.880.2288 or ajb@balladnet.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 16, 2006

Item 3. **News Release**

News Release dated August 16, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the sudden passing of one of its directors, Mr. John Halagan.

The Issuer also announces the appointment to the Board of Directors of Mr. Douglas B. Brooks

Item 5. **Full Description of Material Change**

The Issuer regrets to announce the sudden passing of Mr. John Halagan. "With a wealth of knowledge and experience Mr. Halagan and his wife Pat made a wonderful team contributing hard work, determination and wisdom to the success of a number of exploration companies where shareholders benefited from Mr. Halagan's valuable insights and sense of fairness. John was a wise, honourable and loyal friend and businessman who will be missed. On behalf of the Board of Directors, management and shareholders, I wish to express our condolences to Mr. Halagan's family." said President, Anthony J. Beruschi.

Mr. Halagan's position on the Board of Directors has been filled by his long time friend, Mr. Douglas B. Brooks.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of August, 2006.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 18, 2006

Item 3. **News Release**

News Release dated August 18, 2006 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that, at this time, it is not proceeding with the proposed acquisition of an interest in the Adonai Copper Property announced on March 22, 2006 and the proposed acquisition of an interest in the Mina Suyoc Silver and Mina Verde Silver Properties announced on March 8, 2006.

Item 5. **Full Description of Material Change**

The Issuer announces that, at this time, it is not proceeding with the proposed acquisition of an interest in the Adonai Copper Property announced on March 22, 2006 and the proposed acquisition of an interest in the Mina Suyoc Silver and Mina Verde Silver Properties announced on March 8, 2006.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of August, 2006.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

Date and Time: September 1, 2006 09:30 AM Pacific Time



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **August 25, 2006 11:37 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

BALLAD GOLD & SILVER LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
BC0075655

DATE OF RECOGNITION
August 22, 1967

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
August 22, 2006

OFFICER INFORMATION AS AT August 22, 2006

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Office(s) Held: (CEO, President)

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET EAST
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Office(s) Held: (CFO)

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN

Office(s) Held: (Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Date and Time: September 1, 2006 09:29 AM Pacific Time



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **August 16, 2006 04:02 PM Pacific Time**

Incorporation Number:
BC0075655

Name of Company:
BALLAD GOLD & SILVER LTD.

Date of Change of Directors

August 16, 2006

New Director(s)

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
HALAGAN, JOHN

Mailing Address:
4531 RANCH GROVE
IRVINE CA 92604
UNITED STATES

Delivery Address:
4531 RANCH GROVE
IRVINE CA 92604
UNITED STATES

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:	**Delivery Address:**
PO BOX 450 REVELSTOKE BC V0E 2S0 CANADA	320 9TH STREET EAST REVELSTOKE BC V0E 2S0 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

Director(s) as at August 16, 2006

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:	**Delivery Address:**
PO BOX 450 REVELSTOKE BC V0E 2S0 CANADA	320 9TH STREET EAST REVELSTOKE BC V0E 2S0 CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:	**Delivery Address:**
4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA	4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA



Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: August 16, 2006 04:02 PM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET EAST
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

BALLAD GOLD & SILVER LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Gold & Silver Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058511 10 6
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	October 13, 2006
5	Record Date for Notice	:	September 8, 2006
6	Record Date for Voting	:	September 8, 2006
7	Beneficial Ownership Determination Date	:	September 8, 2006
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 8th day of August, 2006.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: ***"Anthony J. Beruschi"***

ANTHONY J. BERUSCHI
President